Contact

www.linkedin.com/in/sherry-
martin-591816 (LinkedIn)

Top Skills

Marketing

Strategy

Privacy Law

Sherry Martin

Tucson Tamale Company
Tucson, Arizona, United States

Experience

Tucson Tamale Company
CEO & CoFounder
November 2008 - Present (14 years 5 months)
Tucson, AZ

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Education

University of Arizona
Bachelor of Arts (B.A.), Communication · (1993 - 1996)